# *Flourish Financial LLC*

*Statement of Financial Condition*
*As of December 31, 2024*
*With Report of Independent Registered*
*Public Accounting Firm Thereon*

This report is filed as a Public document pursuant to Rule
17a-5(e)(3) under the Securities Exchange Act of 1934.

OMB APPROVAL
OMB Number: 3235-0123
Expires: Nov. 30, 2026
Estimated average burden
hours per response: 12

# ANNUAL REPORTS
# FORM X-17A-5
# PART III

SEC FILE NUMBER
8-70093

## FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING __January 1, 2024__ AND ENDING __December 31, 2024__
MM/DD/YY                  MM/DD/YY

---

## A. REGISTRANT IDENTIFICATION

NAME OF FIRM: __Flourish Financial LLC__

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer    ☐ Security-based swap dealer    ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

__2 Park Avenue, 11th Floor__

(No. and Street)

| __New York__ | __NY__ | __10016__ |
|---|---|---|
| (City) | (State) | (Zip Code) |

PERSON TO CONTACT WITH REGARD TO THIS FILING

| Frank Rispoli | 413-744-5008 | frispoli68@massmutual.com |
|---|---|---|
| (Name) | (Area Code – Telephone Number) | (Email Address) |

---

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

__KPMG LLP__

(Name – if individual, state last, first, and middle name)

| 60 South Street | Boston | MA | 02111 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

| 10-20-2003 | | 185 |
|---|---|---|
| (Date of Registration with PCAOB)(if applicable) | | (PCAOB Registration Number, if applicable) |

### FOR OFFICIAL USE ONLY

---

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, Frank Rispoli _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Flourish Financial LLC _____, as of 12/31 _____, 2 024 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title: _____
Chief Financial Officer

SARA DION
Notary Public
Connecticut
My Commission Expires Oct 31, 2025

Notary Public

**This filing** contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

# Flourish Financial LLC

## Table of Contents

| | Page(s) |
|---|---|



KPMG LLP
Two Financial Center
60 South Street
Boston, MA 02111

**Report of Independent Registered Public Accounting Firm**

To the Member and Those Charged with Governance
Flourish Financial LLC:

*Opinion on the Financial Statement*

We have audited the accompanying statement of financial condition of Flourish Financial LLC (the Company) as of December 31, 2024, and the related notes (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2024, in conformity with U.S. generally accepted accounting principles.

*Basis for Opinion*

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

*KPMG LLP*

We have served as the Company's auditor since 2021.

Boston, Massachusetts
February 20, 2025

# *Flourish Financial LLC*

## Statement of Financial Condition
## December 31, 2024
### *(in whole dollars)*

**Assets**

| | | |
|---|---|---:|
| Cash and cash equivalents | $ | 6,836,936 |
| Cash segregated under federal regulations | | 6,300,000 |
| Bank sweep fees receivable | | 2,766,117 |
| Prepaid expenses and other assets | | 378,476 |
| Total assets | $ | 16,281,529 |

**Liabilities and Equity**

| | | |
|---|---|---:|
| Payable to clients | $ | 1,310,888 |
| Accounts payable and accrued expenses | | 175,901 |
| Payable to related parties | | 2,489,341 |
| Total liabilities | | 3,976,130 |
| Equity | | 12,305,399 |
| Total liabilities and equity | $ | 16,281,529 |

**Flourish Financial LLC**

**Notes to Statement of Financial Condition**
**December 31, 2024**
*(in whole dollars)*

## (1) Organization

Flourish Financial LLC ("the Company") is a Delaware limited liability company that is a wholly-owned subsidiary of Flourish Holding Company LLC ("FHC" or "Parent"). FHC is an indirect wholly-owned subsidiary of Massachusetts Mutual Life Insurance Company ("MassMutual"). The Company operates a cash sweep program for cash held in clients' brokerage accounts. The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC"), is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"), and is a licensed broker-dealer in all 50 states, Puerto Rico, the District of Columbia, and the U.S. Virgin Islands.

## (2) Significant Accounting Policies

The significant accounting policies are as follows:

### Basis of Presentation

The Company's financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP"). The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that may affect the amounts reported in the financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities and reported revenues and expenses. Actual results could differ from those estimates.

### Cash and Cash Equivalents

Cash includes balances in bank accounts available for immediate withdrawal, which may exceed federally insured limits. The Company has not experienced any losses in such accounts.

The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. The Company invests excess cash in money market mutual funds managed by unrelated third parties, which are classified as Level 1 cash equivalents in the fair value hierarchy. At December 31, 2024, there was $4,849,399 invested in money market mutual funds.

Cash segregated under federal regulations includes funds held in a separate bank account for the exclusive benefit of the Company's clients, in accordance with Rule 15c3-3 under the Securities Exchange Act of 1934 ("SEA"). (See Note 5).

*Flourish Financial LLC*

**Notes to Statement of Financial Condition**
**December 31, 2024**
*(in whole dollars)*

*Revenue Recognition and Bank Sweep Fees Receivable*

The Company holds self-directed brokerage accounts for its clients in which it processes transactions as the clients' agent. Pursuant to each client's brokerage "Account Agreement", the Company acts as agent for clients in connection with a cash sweep program pursuant to which the Company automatically sweeps client funds from their brokerage account(s) with the Company to one or more accounts at the FDIC-member "Program Banks" who participate in the cash sweep program. Each omnibus account at the Program Banks earns an overall sweep program interest rate on the balance in such account at a variable rate negotiated between the Company and each Program Bank. Clients earn interest on their funds in the cash sweep program at interest rate(s) established by the Company, which rate(s) is(are) subject to change by the Company at any time, in accordance with the terms of the client Account Agreement. The fee that the Company earns for operating the cash sweep program (the "Bank Sweep Fee") is equal to the difference between (i) the aggregate interest paid to clients and (ii) the aggregate interest earned across the Program Bank accounts. Bank sweep fees are earned over time and are generally paid monthly in arrears by the Program Banks.

No allowance has been established for Bank sweep fees receivable from the Program Banks, as management believes these receivable amounts are fully collectible due to the short-term nature of these receivables.

*Fair Value of Financial Instruments*

The reported carrying values of financial instruments (including receivables and payables), approximate their fair values because of the short maturities of these assets and liabilities.

*Income Taxes*

The Company is treated as a disregarded entity for tax reporting purposes and is included in the consolidated U.S. federal and state income tax returns with MassMutual and its eligible U.S. subsidiaries. The Company is not subject to the written tax allocation agreement between MassMutual and its eligible subsidiaries and certain affiliates. Certain jurisdictions require the Company to file limited liability company returns. The Company has no uncertain tax positions.

***Flourish Financial LLC***

**Notes to Statement of Financial Condition**
**December 31, 2024**
*(in whole dollars)*

*New Accounting Pronouncements*

In November 2023, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2023-07, *Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures*, which was effective for annual periods beginning after December 15, 2023.  This guidance requires the disclosure of segment information by all public entities, including entities with only one segment, and enhances disclosures over significant segment expenses.  The Company adopted this guidance effective January 1, 2024 (see Note 3).

## (3)  Segment Reporting

The Company operates in a single line of business, that of a broker-dealer operating a cash sweep program for cash held in clients' brokerage accounts (see Note 2).  The Company has identified its Chief Executive Officer as the chief operating decision maker ("CODM"), who manages and evaluates the Company's business activities using information of the Company as a whole, including actual and forecasted net income.  In addition, the CODM uses excess net capital (see Note 6) to make operational decisions and ensure capital adequacy (see Note 4).  The accounting policies used to measure the net income of the segment are the same as those described in the summary of significant accounting policies (see Note 2).  As the Company's operations constitute a single operating segment, other segment items are reflected in the Statement of Financial Condition.

## (4)  Related-Party Transactions and Agreements

The Company has an Administrative Services Agreement ("ASA") with MassMutual pursuant to which MassMutual provides the Company with certain services including, but not limited to, accounting, legal, cash management, and other general corporate services.  Under this service agreement, the Company incurs a management fee from MassMutual.

***Flourish Financial LLC***

**Notes to Statement of Financial Condition**
**December 31, 2024**
*(in whole dollars)*

All employees of the Company are direct employees of MassMutual. Employee related costs, including compensation, funded and unfunded non-contributory defined benefit pension plans, funded (qualified 401(k) thrift savings) defined contribution plans, disability plan, and life and health insurance that is provided through group insurance contracts, some of which are issued by MassMutual are charged to the Company as part of Management fee expense in accordance with the ASA with MassMutual. These plans comply with the requirements established by the Employee Retirement Income Security Act of 1974 ("ERISA"). As the plan's sponsor, MassMutual retains the liabilities. The Company funds the costs of these plans as they are incurred, which are settled on a monthly basis. For purposes of disclosure within these statements, MassMutual employees who perform work for the Company are referred to as the Company's employees.

Applicable information regarding the actuarial present value of vested and non-vested accumulated plan benefits and the net assets of the plan available for benefits is omitted, as the information is not separately available for the Company's participation in the pension plan.

MassMutual provides certain life insurance and healthcare benefits (other post-retirement benefits) that cover the Company's eligible retired employees and their beneficiaries and covered dependents. The healthcare plan is contributory; a portion of the basic life insurance plan is noncontributory. These benefits are funded by MassMutual as the benefits are provided to the participants. In addition, MassMutual provides access to health insurance coverage for covered retirees and their dependents through a private insurance marketplace, along with a company-funded health reimbursement account.

While management believes that these fees are calculated on a reasonable basis, they may not be indicative of the costs that would have been incurred on a stand-alone basis.

Until March 6, 2024, the Company had a License Agreement with MassMutual whereby the Company occupied certain office space leased by MassMutual. Effective March 7, 2024, the Company entered into an ASA with FHC.

The Company is party to a Services and IP License Agreement ("Service Agreement") with Flourish Technologies LLC ("Flourish Technologies") for services including, but not limited to, website and platform development, hosting and maintenance services, software development, engineering services, infrastructure services and other related technology services and support. Under this Service Agreement, in 2024 the Company incurred a software license fee from Flourish Technologies.

***Flourish Financial LLC***

**Notes to Statement of Financial Condition**
**December 31, 2024**
*(in whole dollars)*

Payables to related parties consist of the following as of December 31, 2024:

| | |
|---|---|
| Management fees due to MassMutual | $ 2,277,867 |
| IP License fees due to Flourish Technologies | 211,474 |
| | |
| Total payables to related parties | $ 2,489,341 |

Intercompany balances are generally settled in cash in the following month.

The Company reviews current and future capital needs with its Parent on a periodic basis to ensure that adequate capital is maintained. In 2024, the Company returned capital of $19,300,000 to its Parent.

**(5) Customer Protection Reserve under SEC Rule 15c3-3**

As a fully computing broker-dealer registered with the SEC, the Company is subject to the SEC's Customer Protection rule, ("SEA Rule 15c3-3"), pursuant to which the Company is required to maintain one or more separate bank accounts designated as a special reserve bank account for the exclusive benefit of customers and to maintain cash and/or qualified securities in such account(s) in such amounts required by SEA Rule 15c3-3. As of December 31, 2024, the Company maintained one such account with a balance of $6,300,000, which is in excess of the required balance and is included in Cash segregated under federal regulations on the Statement of Financial Condition.

**(6) Regulatory Requirements**

As a broker-dealer registered with the SEC, the Company is subject to the SEC's net capital rule for broker-dealers, SEA Rule 15c3-1, which requires the maintenance of minimum net capital. Advances to affiliates, dividend payments, and other equity withdrawals are subject to certain notification and other provisions of SEA Rule 15c3-1 and other regulatory requirements. In addition, in accordance with FINRA Rule 4110, equity capital may not be withdrawn for a period of one year after a contribution is made, unless otherwise permitted by FINRA, nor may a dividend be paid in any rolling 35-calendar-day period that would exceed 10 percent of excess net capital. The Company operates under the alternative method of calculating its minimum net capital, which requires the Company to maintain as its capital the greater of $250,000 or 2% of aggregate debits computed in accordance with the Formula for Determination of Reserve Requirements for Brokers and Dealers (Exhibit A to SEA Rule 15c3-3). Under this rule, the minimum net capital required to be maintained by the Company as of December 31, 2024 is $250,000. At December 31, 2024, the Company had net capital of 11,940,326, which was $11,690,326 in excess of its required net capital.

**Flourish Financial LLC**

**Notes to Statement of Financial Condition**
**December 31, 2024**
*(in whole dollars)*

## (7) Broker's Bond

The Company carries a broker's blanket fidelity bond with coverage in the amount of $1,000,000. In addition, the Company is afforded additional coverage under the MassMutual Corporate Fidelity Bond Program in the amount of $100,000,000.

## (8) Litigation, Regulatory Inquiries, Commitments and Contingencies

The Company may from time to time become involved in litigation arising in and out of the normal course of business. The Company may from time to time also be involved in regulatory investigations, inquiries, and internal reviews. As a result, the Company may incur expenses related to litigation or regulatory matters, including penalties and fines. In 2024, the Company was not involved in any litigation or regulatory matters, and did not incur any loss contingencies, penalties, or fines, and was not subject to any guarantees. The Company has not recorded any such liabilities as of December 31, 2024.

## (9) Deferred and Incentive Compensation Plans

Nonqualified deferred compensation plans (unfunded defined contribution plans) are offered by MassMutual allowing certain executives to elect to defer a portion of their compensation.

Key employees of the Company are eligible to participate in a long-term incentive compensation plan sponsored by MassMutual. An individual employee's participation may vary from one cycle to the next based on performance, impact on organization and relative contribution. Awards vest over three years, at which time they are paid in cash, and are subject to forfeiture in the event of termination prior to vesting (other than retirement, death, disability or job elimination).

A short-term incentive compensation plan exists that is offered to substantially all employees not covered by another incentive plan. Employees are eligible for an annual bonus based upon certain factors, including individual and company performance.

The Company records the costs of these plans as they are incurred on a monthly basis. The costs associated with these plans are settled on a monthly basis, or such other time after payment is made to the employees.

## (10) Subsequent Events

The Company has evaluated subsequent events through February 20, 2025, the date the financial statement was available to be issued, and no events have occurred subsequent to the balance sheet date and before the date of evaluation that would require recognition or disclosure.